DOUBLE CROWN
RESOURCES ™

MEMORANDUM

To: Board of Directors
From: Glenn Soler
Date: March 26, 2013
Re: Resignation

This memo will serve as my resignation as a Director of the Board of Double Crown Resources, Inc., effective March 27, 2013.

Respectfully,

GLENN SOLER